Exhibit 99.1

FERRARI RENEWS THE PARTNERSHIP WITH CEVA LOGISTICS

Maranello (Italy), September 30, 2025 – Ferrari N.V. (NYSE/EXM: RACE) announces the renewal of multi-year partnership between Ferrari S.p.A., its wholly-owned Italian subsidiary, and CEVA Logistics (CEVA France SASU), a world leader in 3rd party logistics.

Under the terms of the agreement – signed today and taking effect on January 1, 2026 – CEVA Logistics will continue to support Ferrari's racing and logistic activities.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977